Mail Stop 6010
      June 26, 2006

VIA U.S. MAIL AND FACSIMILE 203.462.7599

Mr. Joseph G. Mahler
Senior Vice President and Chief Financial Officer
FuelCell Energy Inc.
3 Great Pasture Road
Danbury, Connecticut 06813

      Re:	FuelCell Energy Inc.
		Form 10-K for the Year Ended October 31, 2005
      Filed January 17, 2006
      File No. 001-14204

Dear Mr. Mahler:

      We have reviewed your responses dated June 1, and June 9,
2006
and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended October 31, 2005

Financial Statements

Consolidated Balance Sheets, page 67

Note 12. Shareholders` Equity, page 85


With respect to the following comments, please refer to prior comment
1 from our May 25, 2006 letter to you.


1. Please tell us and disclose in future filings the significant terms of the liquidation preference of the Series 1 preferred shares of your subsidiary. For example, please clarify whether the liquidation rights relate to the parent or the subsidiary.


2. In order to facilitate our evaluation of your classification of the Series 1 preferred shares of subsidiary as equity of the consolidated entity, please respond to the following comments.

* Please tell us how you believe the preferred shares would be presented in the separate, stand-alone financial statements of the subsidiary and the parent and to what extent you believe those presentations inform the classification in the consolidated entity financial statements and why.
* Please discuss how you considered paragraph 254 of Statement of Financial Accounting Concepts ("CON") 6 and whether you believe that the instrument is a minority interest as defined in that Statement.
In your response, please evaluate both the ownership interest and residual interest aspects of that definition.
* If the preferred shares meet the CON 6, paragraph 254 definition of minority interest, please discuss how you reconciled your current presentation of those shares as equity in the parent`s consolidated financial statements with the parent company approach to consolidation under U.S. GAAP. In your response, please help us understand whether the effect of your presentation is that you are following an entity approach to consolidation and, if so, whether you believe as a general matter the entity approach is a permissible approach to consolidation under U.S. GAAP.


* Please tell us how you considered the substantive business purposes of setting up the Canadian subsidiary and issuing preferred shares of that subsidiary in your analysis of the appropriate accounting for the preferred shares. That is, tell us why you believe it is inappropriate to present legal-form equity issued by an entity for a substantive business purpose as equity of that entity.
* Please provide in sufficient detail your analysis under FIN 46R and why you believe that this literature supports your accounting classification for the preferred shares as equity of the consolidated entity. That is, if the FIN 46R model suggests that a controlling financial interest does not exist, but the ARB 51/SFAS 94 voting interest model confirms that a controlling financial interest does exist, help us understand why you believe the analogy to FIN 46R is indicative or determinative of the appropriate classification of the subsidiary preferred stock in the parent`s consolidated financial statements.


3. With a view towards understanding the potential implications of the reclassification of the shares outside of equity in the parent`s consolidated financial statements, please describe for us the potential accounting ramifications that could result from the reclassification. For example, it appears that net income would differ as a result of the requirement to subtract the minority`s interest in the results of operation in order to arrive at net income. In addition, it appears that there are embedded derivatives in the subsidiary preferred stock that may need to be bifurcated under SFAS 133 from the host instrument if the preferred shares are not classified as equity.

4. If it is appropriate to classify the subsidiary preferred stock within equity in the parent`s consolidated financial statements, please provide us with your analysis under EITF Topic D-98 of whether the preferred shares should be classified in temporary equity as a result of the variable rate conversion feature in 2020. That is, as a result of this feature, it appears that the number of shares issuable is indeterminate and therefore it is possible that the company may need to seek shareholder approval to increase the number of authorized and unissued shares necessary to settle the conversion option.



5. Please provide a thorough analysis that helps us understand why it was appropriate to conclude that the fair value of the Series 1 preferred equaled the historical carrying value of the Global preferred shares, both as of the date the Series 1 preferred shares were issued. In your response, please consider the need to address the following points.

* Please tell us the significant terms of each instrument. In your discussion, please be sure to address similarities as well as differences. You may refer to prior responses as appropriate.
* Please discuss the underlying rights of the holder of the preferred shares and compare those rights as they related to Global vs. FuelCell, Ltd. For example, we note that the preferred shares of Global represented preferred shares of an entity with ongoing operations and assets while the preferred shares of FuelCell Ltd. represented preferred shares in a research and development entity.
* Please discuss the parent`s guarantee and when the guarantee was issued. Tell us whether there was an identical guarantee for the preferred shares of Global.
* Please consider whether there are any other rights, whether conveyed through the preferred stock instrument itself or through other agreements, oral or written, that should be evaluated in determining the valuation of the Series 1 preferred shares.
* Please discuss how you derived the discount rate of 13% used in your initial valuation of the preferred shares of Global as of the business combination acquisition date and why that same rate was appropriate for valuing the preferred stock of FuelCell, Ltd at the date it issued the Series 1 preferred stock. Explicitly identify the implicit risk premium in your response and explain why it is appropriate.
* Please tell us what the 15% discount to the cumulative cash flows of your dividend stream represent in the valuation and why you applied this discount. Discuss whether or not this discount essentially represents a probability weighting of the cash flow stream. That is, applying it as a reduction to the gross contractual cash flows of the preferred stock appears to suggest that the company believes there are possible scenarios under which it may not need to pay all of the contractual cash flows of the preferred stock.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact me at 202.551.3604 if you have any questions. You may also contact Angela Crane, Branch Chief, at 202.551.3554.


      Sincerely,



      Kate Tillan
      Assistant Chief Accountant

Joseph G. Mahler
FuelCell Energy Inc.
June 26, 2006
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